UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the plan year ended December 31, 2012

Or

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File No. 1-9232

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Volt Information Sciences, Inc. Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

Volt Information Sciences, Inc.
1065 Avenue of the Americas
New York, NY  10018

VOLT INFORMATION SCIENCES, INC. SAVINGS PLAN
FORM 11-K

TABLE OF CONTENTS

Page(s)

REPORTS OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRMS	1-2

(a) FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits - December 31, 2012
and December 31, 2011	3

Statements of Changes in Net Assets Available for Benefits -
for the years ended December 31, 2012 and December 31, 2011	4

Notes to Financial Statements	5 -16

SUPPLEMENTAL SCHEDULE*

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year), December 31, 2012	17

Signature	18

(b) EXHIBIT

Consents of Independent Registered Public Accounting Firm	19-20

_________

*
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Plan Participants of the
Volt Information Sciences, Inc. Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Volt Information Sciences, Inc. Savings Plan (the "Plan") as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year then ended.  The financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic 2012 financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the U.S. Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ EisnerAmper LLP
New York, New York
September 6, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Trustees of the Volt Information Sciences, Inc. Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Volt Information Sciences, Inc. Savings Plan as of December 31, 2011, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management. The information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Mitchell & Titus LLP
New York, New York
June 28, 2012

VOLT INFORMATION SCIENCES, INC. SAVINGS PLAN
Statements of Net Assets Available for Benefits

	December 31
	2012	2011
ASSETS
Cash	$310	$1,025
Investments, at fair value
Mutual funds	74,265,470	66,101,676
Volt Information Sciences, Inc. Common Stock Fund	3,016,894	3,508,623
Common/Collective trusts	45,358,329	39,216,187
Self-directed brokerage accounts	2,738,964	2,133,018
Total investments	125,379,657	110,959,504

Contributions receivable
Employer	921,131	856,118
Participants	187,347	164,649
Total contributions receivable	1,108,478	1,020,767

Notes receivable from participants	3,328,461	3,218,861

Interest and dividends receivable	-	28,601

Total assets	129,816,906	115,228,758

Assets available for benefits reflecting investments at fair value	129,816,906	115,228,758

Adjustment from fair value to contract value for interest in collective trusts relating to fully benefit-responsive investment contracts	(368,700)	(137,850)

Net assets available for benefits	$129,448,206	$115,090,908

See accompanying notes to financial statements.

VOLT INFORMATION SCIENCES, INC. SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2012	2011
ADDITIONS TO NET ASSETS
Investment income
Interest and dividend income	$1,888,646	$824,583
Net appreciation (depreciation) in fair value of investments	10,953,163	(4,375,690)
Total investment gain (loss)	12,841,809	(3,551,107)

Interest income on notes receivable from participants	130,749	125,511

Contributions
Participant	12,705,760	11,368,242
Employer	1,757,161	1,563,473
Total contributions	14,462,921	12,931,715

Total additions	27,435,479	9,506,119

DEDUCTIONS TO NET ASSETS
Benefits paid to participants	13,047,607	11,832,815
Administrative expenses	30,574	29,200

Total deductions	13,078,181	11,862,015

Net increase (decrease)	14,357,298	(2,355,896)

Net assets available for benefits at beginning of year	115,090,908	117,446,804

Net assets available for benefits at end of year	$129,448,206	$115,090,908

See accompanying notes to financial statements.

VOLT INFORMATION SCIENCES, INC. SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

NOTE 1.
PLAN DESCRIPTION

The Volt Information Sciences, Inc. Savings Plan (the “Plan”), as amended and restated, was adopted by the Board of Directors of Volt Information Sciences, Inc. (“Volt” or the “Company”) on September 29, 1980. It is a defined contribution savings plan in which eligible employees of the Company and its affiliates, who are named as participating employers, can participate. The Plan consists of employee 401(k) contributions and employer contributions. In January 2000, the Volt Information Sciences, Inc. Employee Stock Ownership Plan (“ESOP”) was merged into the Plan. In connection therewith, all of the ESOP assets were transferred into the Plan. All ESOP benefit accruals were frozen and all ESOP accounts became fully vested effective January 1, 2000.

Effective February 18, 2011, no new contributions to, or transfers into, the Volt Information Sciences, Inc. Common Stock Fund are permitted, however, sales from and transfers out are still permitted. All trades of Volt common stock through the Plan are subject to restrictions under applicable laws and corporate policies restricting trading.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

A brief description of certain provisions of the Plan agreement is as follows. A more detailed description of the Plan provisions is maintained in the plan document.

Eligibility: Employees become eligible on their first day of employment, except as outlined in the plan document.

Participant contributions: Since May 2007, new employees are automatically enrolled in the Plan with a 3% contribution, with a 30-day grace period to opt out. Participants have the option of contributing up to 60% of eligible compensation, up to the Internal Revenue Service (IRS) maximum or Plan limitations, which is not currently taxable to the employee, into any of the Plan’s available core fund options. Participants who have reached age 50 on or before December 31 of any year may elect to make a catch-up contribution up to the IRS maximum.

Employer contributions: The Company provides a matching contribution equal to 50% of the first 2% of salary reduction contributions by eligible participants. Matching contributions vest at a rate of 20% per year over a five-year period. Company matching contributions are made semiannually. The forfeited portion of an account of an employee who leaves employment with Volt without being fully vested may be used to reduce future employer contributions.

VOLT INFORMATION SCIENCES, INC. SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

NOTE 1.
PLAN DESCRIPTION (continued)

At December 31, 2012 and 2011, the balance of unused forfeitures was $118,954 and $83,917, respectively. The Plan used $172,903 and $205,615 of forfeitures to fund employer contributions in 2012 and 2011, respectively.

Rollover contributions: The Plan accepts rollover contributions by participants from other plans. Rollover contributions generally consist of lump-sum distributions received by an employee from a qualified retirement plan, an individual retirement account, or individual retirement annuity. Rollover contributions are included in participant contributions in the statements of changes in net assets available for benefits. Rollover contributions were $1,046,989 and $488,757 during the fiscal years ended December 31, 2012 and December 31, 2011, respectively.

Participant Accounts: Each participant’s account is credited with the participant’s contributions and Company matching contributions as well as Plan earnings. Participant accounts are charged with an allocation of administrative expenses. Allocations are based on participant earnings, account balances or specific transactions as defined.

Investments: Upon enrollment or re-enlistment and on a daily basis thereafter, each participant can direct that his or her contributions and the Company matching contribution be invested in one or more of the available core funds. In addition, participants have the option to participate in a self-directed account and may invest 100% of their account balance outside of the core funds.

Payment of benefits: Participants may make a withdrawal from any of their vested accounts at any time on or after attaining age 59½. Participants may also make a withdrawal in case of a severe financial hardship, as defined under IRS regulations. Upon termination of employment, the participant may request a distribution of his or her vested account balance.  Benefits payments to participants are recorded upon distribution.

Notes receivable from participants: The Plan has a loan provision which permits participating employees to borrow from their 401(k) contribution account. The minimum loan amount is $1,000. The maximum loan is 50% of the participant’s vested account balance (exclusive of ESOP), up to $50,000. The loan, together with interest, is repaid through payroll deductions within 5 years (or 10 years when it is for the purchase of a principal residence). Interest is credited to the participant’s account. The interest rate is the prime rate at the time the loan is processed, plus 1%.

VOLT INFORMATION SCIENCES, INC. SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

NOTE 1.
PLAN DESCRIPTION (continued)

Plan termination:  Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. Upon such termination, participants become 100% vested and Plan assets are distributed to participants based on their individual account balances.

NOTE 2.
SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. See Note 4 for a discussion and the disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

As of February 2012, the Plan invests in the Morley Stable Value Fund which is a   fully benefit-responsive investment. Prior to this date, the Plan invested in the Schwab Stable Value Fund which was a fully benefit-responsive investment. These funds are recorded at fair value (see Note 4); however, since these investments are fully benefit- responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

VOLT INFORMATION SCIENCES, INC. SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

NOTE 2.
SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan’s provisions. Administrative expenses include recordkeeping and trustee fees paid by the Plan through a fee sharing arrangement with the various   investment funds and trusts.  Expenses relating to purchases, sales or transfers of the Plan’s investments are generally charged to the particular investment fund to which the expenses relate. Individual fees and expenses such as loan fees and individual brokerage accounts are charged to the related individual account at the time of the transaction. All other administrative expenses of the Plan are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. The loans are secured by the balance in participant’s account with interest rates ranging from 4.25% to 9.25%. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

VOLT INFORMATION SCIENCES, INC. SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

NOTE 2.
SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820.

In addition, ASU 2011-04 requires additional fair value disclosures (although certain of these new disclosures will not be required for nonpublic entities). The amendments are to be applied prospectively and are effective for the December 31, 2012 Plan year. The adoption of ASU 2011-04 did not have a material impact on the Plan’s financial statements.

VOLT INFORMATION SCIENCES, INC. SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

NOTE 3.	INVESTMENTS The fair value of investments held by the Plan as of December 31, 2012 and 2011 were as follows:

Investments at fair value	December 31
	2012		2011

Common/collective trusts
Schwab Managed Retirement 2010	$2,367,879		$2,217,137
Schwab Managed Retirement 2020	4,956,640		4,329,649
Schwab Managed Retirement 2030	6,452,711		4,773,063
Schwab Managed Retirement 2040	5,879,494		3,977,994
Schwab Managed Retirement 2050	5,075,178		3,158,453
Schwab Managed Retirement Inc.	1,054,605		643,721
Morley Stable Value Fund (1)	19,571,821	*	-
Schwab Stable Value Fund (1)	-		20,116,170	*
Mutual funds
Alger Small Cap Growth Fund	4,079,535		3,612,419
American Beacon Large Cap Value Fund	5,531,348		4,764,262
Dreyfus Bond Market Index Inc.	2,157,815		2,142,603
Goldman Sachs Mid-Cap Value Fund	12,505,654	*	11,390,318	*
Morgan Stanley Mid Cap Growth Fund	4,579,617		4,208,692
Northern Small Cap Value Fund	1,983,259		1,447,777
T Rowe Price Growth Stock Fund	4,542,142		3,471,719
Thornburg Intl Value R4	9,068,188	*	7,863,387	*
TIAA Creff S&P 500 Index	20,832,445	*	18,953,703	*
Western Asset Core Plus Port Fund	8,985,468	*	8,246,796	*
Volt Information Sciences, Inc. Common Stock
Fund	3,016,894		3,508,623
Self-directed accounts	2,738,964		2,133,018
Total investments at fair value	$125,379,657		$110,959,504

*Individual investment representing 5% or more of net assets available for benefits.
(1) In February 2012, The Schwab Stable Value Fund assets were transferred into the Morley Stable Value Fund.

VOLT INFORMATION SCIENCES, INC. SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

NOTE 3.
INVESTMENTS (continued)

During the years ended December 31, 2012 and 2011, the Plan’s investments (including investments purchased, sold and held during the year) appreciated (depreciated) in fair value as follows:

	December 31
	2012	2011

Mutual funds	$7,718,018	$(3,018,900)
Volt Information Sciences, Inc. Common Stock Fund	62,742	(1,522,761)
Common/collective trusts	3,172,403	165,971
Net change in fair value	$10,953,163	$(4,375,690)

NOTE 4.
FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1:	Quoted market prices in active markets for identical assets or liabilities.

Level 2:
Quoted prices in active markets for similar assets and liabilities, quoted prices for identically similar assets or liabilities in markets that are not active and models for which all significant inputs are observable either directly or indirectly.

Level 3:	Unobservable inputs reflecting the reporting entity's own assumptions or external inputs for inactive markets.

The fair value measurement level of assets and liabilities within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

VOLT INFORMATION SCIENCES, INC. SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

NOTE 4.
FAIR VALUE MEASUREMENTS (continued)

The following is a description of the valuation methodologies used for assets measured at fair value.

Common stocks : Valued at the closing price reported on the active market in which the individual securities are traded.

Common/collective trusts: Valued at the net asset value (“NAV”) per unit as reported by the respective funds.  NAV is valued either based on the fair values of the underlying investments as determined by quoted market prices or the fair value of the collective trust’s underlying investments as based on information reported by the investment advisor using the audited financial statements of the trust at year-end.

Mutual funds and cash equivalents: Valued at the NAV of units held by the Plan as reported on the active market at year-end.

There have been no changes in the methodology used to fair value the investments at December 31, 2012 and 2011 and there were no transfers between levels for the year ended December, 31, 2012. The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

VOLT INFORMATION SCIENCES, INC. SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

NOTE 4.	FAIR VALUE MEASUREMENTS (continued) The following table sets forth, by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012 and December 31, 2011:

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Total

Mutual funds
U.S. equities	$65,197,282	$-	$65,197,282
International equities	9,068,188	-	9,068,188
Volt common stock	3,016,894	-	3,016,894
Lifecycle funds(a)	-	25,786,508	25,786,508
Stable value fund(b)	-	19,571,821	19,571,821
Self-directed brokerage accounts
U.S. common stock	779,282	-	779,282
International common stock	199,740	-	199,740
Cash equivalents	612,994	-	612,994
Mutual funds	597,816		597,816
Other	549,132	-	549,132
Total assets at fair value	$80,021,328	$45,358,329	$125,379,657

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Total

Mutual funds
U.S. equities	$58,238,289	$-	$58,238,289
International equities	7,863,387	-	7,863,387
Volt common stock	3,508,623	-	3,508,623
Lifecycle funds(a)	-	19,100,017	19,100,017
Stable value fund(b)	-	20,116,170	20,116,170
Self-directed brokerage accounts
U.S. common stock	884,069	-	884,069
International common stock	136,614	-	136,614
Cash equivalents	453,255	-	453,255
Mutual funds	432,211	-	432,211
Other	226,869	-	226,869
Total assets at fair value	$71,743,317	$39,216,187	$110,959,504

VOLT INFORMATION SCIENCES, INC. SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

NOTE 4.
FAIR VALUE MEASUREMENTS (continued)

(a) This category includes investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. These common/collective trust funds share the common goal of first growing and then later preserving principal and contain a mix of domestic equities, international equities, fixed income and stable value. There are currently no redemption restrictions on these investments. The fair values of the investments in this category have been estimated using the NAV per unit based on the fair values of the underlying investments as determined by quoted market prices.

(b) This category includes a common/collective trust fund that is designed to provide a stable rate of return with preservation of principal and liquidity and a comparatively low risk profile.  This fund invests primarily in a variety of high quality stable value investment contracts (the performance of which may be predicated on underlying fixed income securities) issued by insurance companies, banks and other financial institutions and are primarily participating, wherein the contract holder participates in gains and losses incurred due to the performance of the underlying portfolio relative to book value at times of withdrawals.  Gains and losses are amortized through future crediting rate resets.   Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund. Withdrawals prompted by the Plan, such as withdrawals resulting from trustee or plan sponsor-directed reallocation of investments, company sponsored layoffs/terminations of groups of employees, disposing of or selling a component of the business which involves the transfer or termination of employees, terminating the Fund as an investment option of the plan, and terminating the plan, may impact the ability of the fund to transact at contract value.  The Plan administrator does not believe the occurrence of any of these events, which would limit the Plan’s ability to transact at contract value with participants, is probable.   The fair value of this fund has been estimated based on the fair value of the underlying investments as based on information reported by the investment advisor using the audited financial statements of the trust at year-end.

VOLT INFORMATION SCIENCES, INC. SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

NOTE 5.
TAX STATUS

The Plan has received a determination letter from the IRS, dated October 7, 2008, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and in January 2010, an Application for Determination of Employee Benefit Plan (Form 5300) was submitted to the IRS.  Although a response has not been received, the Plan Administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

NOTE 6.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 and 2011to the Form 5500:

	December 31
	2012	2011
Net assets available for benefits per the financial statements	$129,448,206	$115,090,908
Add: adjustment from contract value to fair value for fully benefit-responsive investment contracts	368,700	137,850
Less: amounts allocated to withdrawing participants	(309,043)	(305,437)
Net assets available for benefits per the Form 5500	$129,507,863	$114,923,321

VOLT INFORMATION SCIENCES, INC. SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

NOTE 6.
RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2012:

Benefits paid to participants per the financial statements	$13,047,607
Add:amounts allocated to withdrawing participants at year end	309,043
Less:amounts allocated to withdrawing participants at prior year end	(305,437)
Benefits to participants per the Form 5500	$13,051,213

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the Plan year-end but not yet paid as of that date.

Fully benefit-responsive investment contracts are recorded at fair value on Form 5500 and contract value is recognized in net assets available for benefits in the financial statements. Consequently, the reported NAVs on Form 5500 and in the financial statements will differ and total additions in the financial statements may differ from the total income reported on the Form 5500.

NOTE 7.
PARTY-IN-INTEREST  TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Investment Management Inc. (Charles Schwab). Charles Schwab Trust Company is the trustee, as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. These transactions qualify as related party transactions; however, they are exempt from the prohibited transactions rules under ERISA.

NOTE 8.	SUBSEQUENT EVENT

On June 5, 2013, the Plan approved an amendment effective September 1, 2013,  to, among other things, make a change to salary reduction contributions of participants who are making salary reduction contributions between 1% and 5% of his or her compensation  to  be  increased  by 1%  as  of  September 1st  of  each  year,  until  the participant’s salary reduction contributions are in the amount of the Plan’s maximum automatic savings rate (currently 6%), unless the participants timely make an opt-out election not to increase the contribution or to contribute at a different rate pursuant to the Plan’s contribution procedures.

EIN: #13-5658129
Plan: #001

VOLT INFORMATION SCIENCES, INC. SAVINGS PLAN
Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)
December 31, 2012

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of Investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	Morley Stable Value Fund	Common Collective Trust Fund	***	$19,571,821
*	Schwab Managed Retirement 2010	Common Collective Trust Fund	***	2,367,879
*	Schwab Managed Retirement 2020	Common Collective Trust Fund	***	4,956,640
*	Schwab Managed Retirement 2030	Common Collective Trust Fund	***	6,452,711
*	Schwab Managed Retirement 2040	Common Collective Trust Fund	***	5,879,494
*	Schwab Managed Retirement 2050	Common Collective Trust Fund	***	5,075,178
*	Schwab Managed Retirement	Common Collective Trust Fund	***	1,054,605
	Alger Small Cap Growth Fund	Registered Investment Company	***	4,079,535
	American Beacon Large Cap Value Fund	Registered Investment Company	***	5,531,348
	Dreyfus Bond Market Index Inv	Registered Investment Company	***	2,157,815
	Goldman Sachs Mid-Cap Value Fund	Registered Investment Company	***	12,505,654
	Morgan Stanley Mid Cap Growth Fund	Registered Investment Company	***	4,579,617
	Northern Small Cap Value Fund	Registered Investment Company	***	1,983,259
	T Rowe Price Growth Stock Fund	Registered Investment Company	***	4,542,142
	Thornburg International Value R4	Registered Investment Company	***	9,068,188
	TIAA Creff S&P 500 Index	Registered Investment Company	***	20,832,445
	Western Asset Core Plus Port Fund	Registered Investment Company	***	8,985,468
	Personal Choice Retirement (1)	Self-Directed Brokerage Account	***	2,738,964
*	Volt Information Sciences, Inc. Common Stock Fund	Employer Securities	***	3,016,894
	Notes receivable from participants **			3,328,461
				$128,708,118

*	Indicates party-in interest to the Plan.

**	All loans mature within 10 years; interest rates range from 4.25% to 9.25%.

***	Historical cost is not required as all investments are participant directed.

(1)	Personal Choice Retirement, the participants’ self-directed accounts, consists of various investments.

Volt Information Sciences, Inc. Savings Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee for the Volt Information Sciences, Inc. Savings Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

VOLT INFORMATION SCIENCES, INC. SAVINGS PLAN

By:	/s/ James Whitney
For the Administrative Committee
James Whitney, Chief Financial Officer, Volt Information Sciences

Date: September 6, 2013

EXHIBIT

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements of the Volt Information Sciences, Inc. Savings Plan on Form S-8 (No. 333-45903, No. 333-106245, and No. 333-152661),  of our report dated September 6, 2013, on our audit of the financial statements and supplemental schedule of the Volt Information Sciences, Inc. Savings Plan as of December 31, 2012 and for the year ended December 31, 2012, which report is included in this Annual Report  on Form 11-K.

/s/ EisnerAmper LLP
New York, New York
September 6, 2013

EXHIBIT

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements (Form S-8 No. 333-45903, No. 333-106245, and No. 333-152661), pertaining to the Volt Information Sciences, Inc. Savings Plan, of our report dated June 28, 2012, with respect to the financial statements and supplemental schedule of the Volt Information Sciences, Inc. Savings Plan included in this Annual Report (Form11-K) for the year ended December 31, 2011.

/s/ Mitchell Titus LLP
New York, New York
September 6, 2013